

PANGEA
2022 Report

Dear investors,

Dear Investors,

As we embarked on our journey with Pangea, our goal was to transform trash into valuable, eco-friendly products. We've had to make several compromises along the way in order to progress, but now we're excited to share that we no longer need to make those sacrifices.

Our upcoming product, Pangea sunglasses, will bridge environmental action with profitability. These sunglasses provide 2.5 times greater gross profit, allow us to control production, offer a unique and hard-to-copy product, reduce minimum order quantity, certify ethical standards, ensure a clean supply chain, lower global shipping costs, promote local production, increase the value of trash, clarify our mission and marketing, and minimize defects.

In 2023, we are committed to making it a year without compromise for Pangea. We will focus on local, handmade, circular production, and ensure transparency and ethical standards in every aspect. We are incredibly grateful for the support of our international community, who share our passion for protecting the planet.

As we continue to grow and make strides in sustainability, we promise to reward our dedicated investors and supporters. Thank you for joining us on this journey, and for being part of our united effort to make a positive impact on the world.

Sincerely,

Marcos Bulacio

We need your help!

We need help to reach our break-even point by increasing our sales and decreasing our variable expenses. We aim to become profitable in 3-6 months and we need funding to get there. The funds this round will be used towards developing two new sunglasses campaigns, marketing the launch, hiring a new financial controller, scaling our Shopify store, expanding our B2B sunglasses campaigns, marketing the launch, hiring a new financial controller, scaling our Shopify store, expanding our B2B sales, and covering salaries. We will also explore new market opportunities and plastic innovations.

Sincerely,

Our Mission

Have a full line of ecological outdoor gear, 500k+ followers on Social Media, organize 1 cleanup in each country of our planet, and place 1,000 river barriers. We also want to innovate in material science and R&;D through the PANGEA Innovation Lab to recycle the plastic we collect into patented products and materials, and reach $100M in revenue.

See our full profile

How did we do this year?



Report Card

B+

🙂 The Good

We were able to develop a new line of sunglasses made from the trash collected by our cleanups and created the campaign to launch

The new model of sunglasses has a 40% gross margin vs 15% from our previous products

☹ The Bad

2022 was low on sales because most of our efforts were dedicated to R&D in order to develop new sunglasses

We failed to recruit a good marketing team to scale our Shopify store during Q4

We doubled our product offering in our website

We failed to deliver the jackets on time during September 2022 due to delays with our Chinese suppliers

2022 At a Glance

January 1 to December 31



$139,161

Revenue



-$225,178

Net Loss



$20,987 **[87%]**

Short Term Debt



$525,928

Raised in 2022



$31,242

Cash on Hand
As of 05/ 6/22

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$139,161

$-225,178

2021

Net Margin: -162%   Gross Margin: 54%   Return on Assets: -157%   Earnings per Share: -$Infinity

Revenue per Employee: $69,581   Cash to Assets: 5%   Revenue to Receivables: 251%   Debt Ratio: 15%

Pangea_Movement_USA_Financial_Statements___Review_Report-_Final.pdf

Pangea_Movement_USA_Financial_Statements_and_CPA_Review_for_2021.pdf

We ❤ Our 1357 Investors



Thank You For Believing In Us

Kevin Hartford
Kristen Gomes
Vikram Bharati
Paul Schwartzman
Satyendra Maurya
Jung Manopath Kuan
Mirko Turrina
James OBrien
Amy Desiree Goldstein
Sarah Marie White
Vosco Rash
Marcus Mendiola
Mike Normoyle
John Graczyk
Nicholas Ayling
Joseph Lizyness
Alexandra Figueredo
Darrell Kirby
Terrianne M Kingsbury
Zeek Weeks
Linda Fraser
Karen Madigan
Ignas Galvelis
Nathaniel Adams Jr
Wanda Tallant
Sarah Marie White
Malcolm Thorn
Amy Desiree Goldstein
Marcus Mendiola
Sajad Zalzala
Andres Hernandez
Karen Madigan
Michael Myers
Nicholas Ayling
Alex Golod
Alexandra Figueredo
Rachel Baygboe Heermann
Viveka Von Rosen
Sherrie Tullsen-Chin
Alex Golod
Malcolm Thorn
Alexandra Figueredo
Viveka Von Rosen
Karen Madigan
Kresna Sucandra
Peter Lusk, Jr.
Melvin Sanicas
Joseph Lizyness
Moritz Eckardstein
Joe Agster
Matthew Primous
Kaye Palm-Leis
Barrett Lione-Seaton
Sadhna Upadhya
Linda Fraser
Susan Sherwin
Lauren Shaffer
Robert James ReGester
Danny Oquendo
Thomas F. Schmitt
Michael Myers
James OBrien
Ellen Marie Sundstrom
Matthew Barrett
Bob Oppermann
Alicia Robb
Sterling Chipman
Nathaniel Adams Jr
Kathleen JUNGCK
David King
Paul Schwartzman
Michiel Los
Darrell Kirby
Terrianne M Kingsbury
Joe Agster
Alex Golod
Bonnie Mikelson
Susan Sherwin
Okwudili C Amaechi
Pamela L Seager
Kresna Sucandra
Mirko Turrina
Gail Browne-McDonald
Moritz Eckardstein
Parag Bose
Alicia Robb
David King
Matthew Barrett
Melvin Sanicas
Barrett Lione-Seaton
Michael Sonnested
Darrell Kirby
Alexandra Figueredo
Rachel Baygboe Heermann
William Kusch
Jamail Bogany
Alex Golod
Michael Sonnested
Mridul Malayanil
Viveka Von Rosen
Patrick Mueller
Kresna Sucandra
Peter Lusk, Jr.
Melvin Sanicas
Moritz Eckardstein
Alexandra Figueredo
Robert Ritch
Matthew Primous
Kaye Palm-Leis
Subhash Narayanan
Sadhna Upadhya
Linda Fraser
Susan Sherwin
Cody Dakota Wooten
Steven Friedman
Russ Brown
Gabrielle Cooney
William Burnett
Mike Dresher
Avner Ben Giat
Alina Yan
Wanda Tallant
Nancy Nice
Suzanne Gates
Bonnie Mikelson
Harshkumar Patel
Pamela L Seager
Terrianne M Kingsbury
Alan Hardwick
Joe Agster
Alex Golod
Mridul Malayanil
Terrianne M Kingsbury
Luisa Ashley
Mike Normoyle
Melvin Sanicas
Harshkumar Patel
Matthew Primous
Stan Leszynski
Tony Wilkins
Subhash Narayanan
Paul Schwartzman
Michiel Los
James OBrien
Sherrie Tullsen-Chin
Kaye Palm-Leis
Malcolm Thorn
Robert Ritch
Alexandra Figueredo
Alexandra Figueredo
Rachel Baygboe Heermann
William Kusch
Jamail Bogany
Malcolm Thorn
Michael Sonnested
Joe Agster
Karen Madigan
Patrick Mueller
Kresna Sucandra
Peter Lusk, Jr.
Melvin Sanicas
Moritz Eckardstein
Alexandra Figueredo
Robert Ritch
Barrett Lione-Seaton
Kaye Palm-Leis
Subhash Narayanan
Sadhna Upadhya
Linda Fraser
Wayne B. Wheatley Sr.
Steven Friedman
David Macario
Jason Conway
Heather Molinar
Anthony J. Giordano
Nico DeLa
Krishna Aswani
Okwudili C Amaechi
Rickey Johnson
Greg Conner
Travis Jones
Hosam Adra
Garimella Sarma Veera
Tricia Burns
Andres Hernandez
Rachel Baygboe Heermann
Mridul Malayanil
Viveka Von Rosen
Jamail Bogany
Terrianne M Kingsbury
Greg Conner
Thomas F. Schmitt
Kaye Palm-Leis
Garimella Sarma Veera
Sadhna Upadhya
Michael Myers
Travis Jones
Alan Hardwick
Tricia Burns
Peter Koning
Sterling Chipman
Peter Lusk, Jr.
Kresna Sucandra
Moritz Eckardstein
Andres Hernandez
Joe Agster
Alexandra Figueredo
Jamail Bogany
William Kusch
Darrell Kirby
Malcolm Thorn
Patrick Mueller
Michael Sonnested
Karen Madigan
Patrick Mueller
Zeek Weeks
Peter Lusk, Jr.
Melvin Sanicas
Moritz Eckardstein
Mridul Malayanil
Matthew Primous
Michael Myers
Kaye Palm-Leis
Subhash Narayanan
Sadhna Upadhya
Susan Sherwin
Kristen Gomes
Jeffrey Steinberg
Pasala Ravichandran
Michael Carmel
Douglas Cole Fenske
Tom Rhodes
Hatem Rowaihy
Boyd Ouden
Sajad Zalzala
Michael Myers
Tony Wilkins
Robert Ritch
Luisa Ashley
Thomas F. Schmitt
Peter Koning
Bobby Z
Viveka Von Rosen
Jamail Bogany
Zeek Weeks
Patrick Mueller
Terrianne M Kingsbury
Sherrie Tullsen-Chin
Nancy Nice
Koby Conrad
Hosam Adra
John Graczyk
Alina Yan
Gabrielle Cooney
Rachel Baygboe Heermann
Bob Oppermann
Nicholas Ayling
Michael Sonnested
Linda Fraser
Matthew Primous
Subhash Narayanan
Jamail Bogany
Patrick Mueller
Mridul Malayanil
Darrell Kirby
Sherrie Tullsen-Chin
Darrell Kirby
Malcolm Thorn
Zeek Weeks
Michael Sonnested
Karen Madigan
Kresna Sucandra
Zeek Weeks
Melvin Sanicas
Melvin Sanicas
Moritz Eckardstein
Mridul Malayanil
Matthew Primous
Michael Myers
Kaye Palm-Leis
Subhash Narayanan
Sadhna Upadhya
Susan Sherwin
Bonnie Mikelson
Rebecca Condit
Jonathan Marion
Sandra York
Vegan Investing Club
Devin Curry
Lauren Shaffer
Jason Varner
Cody Dakota Wooten
Moshe Jacobson
Gail Browne-McDonald
Stan Leszynski
Radek Hecl
Koby Conrad
Ignas Galvelis
Parag Bose
Zeek Weeks
Patrick Mueller
Joseph Lizyness
Alexandra Figueredo
Pamela L Seager
Peter Lusk, Jr.
Rickey Johnson
Bobby Z
Suzanne Gates
Kathleen JUNGCK
Vosco Rash
Barrett Lione-Seaton
Moshe Jacobson
Cody Dakota Wooten
Radek Hecl
Robert Ritch
Susan Sherwin
Sadhna Upadhya
Rachel Baygboe Heermann
Viveka Von Rosen
Joseph Lizyness
Barrett Lione-Seaton
Alex Golod
Sherrie Tullsen-Chin
Alex Golod
Malcolm Thorn
Joseph Lizyness
Michael Myers
Karen Madigan
Kresna Sucandra
Peter Lusk, Jr.
Melvin Sanicas
Joseph Lizyness
Moritz Eckardstein
Joe Agster
Matthew Primous
Michael Myers
Barrett Lione-Seaton
Subhash Narayanan
Linda Fraser
Susan Sherwin
Jonathan Marion
Paul J KOSTEK

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Muralitharan Velayuthan	Laurie Nafis	Jill Marie Paaso	Douglas Cole Fenske	Rickey Johnson	Paul Schwartzman
Corey Redmond	Scott Sondes	Jeremy Warford	Michiel Los	Donan Akplogan	James OBrien
Michael Sonnested	Geoff Shrimpton	Alex Cardenas	Alex Cardenas	Radek Hecl	Michael Costello
Alex Hohensee	Eric Costello	Ivan Felipe Rico	Tomas Zouhar	Sharon Smith	Michael Gaeta
Adam Rusinak	Dani Socas	Peter Van Den Dries	Antonello Loddo	Christopher Aragon	Kiyoko Osone
Christopher Hajjar	Natalie Sollock	Ali Abdulla Rashed Aldha...	Laurence Ligon	Jefferson Kirkland	Dawn Stryker
Reina Hosier	Oriehi Raphael	Sofia Freitas	Paul Thompson	Loïc Caminondo	Jane Gindin
Justin Ford	Elias Röthlisberger	Vladimir Reisch	Guillaume HOCHMUTH	Micah Wyatt	Patrick Monroe
Robi Meyer	David Knight	Nicole R Spracale	Warren Evans	Tiffany Brave	Marissa Murillo
Christine Serrano	Tina Horowitz	Jennifer Stiger	Bill Boynes	David Rich	Audrey Heesch
Josefine Liftig	Anne Baldwin	Khuzema A. Savai	Sixto Dejesus	Kate Kuehn	Malte Niebelschuetz
Zachary Ratliff	Tyler Andrew Chung	Tee Williams	Antonello Loddo	Caitlin Hentish	Kaveh Kamooneh
Ruben Hillar	James Connolly	Jeffery Gray	S Goldman	Thorsten Deutrich	Heather Chong
Brooke Brimm	Kyle Charpie	Utpal Doshi	Brian Haberly	Britnie Stuward	Felipe Andres Piedra
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Oriehi Raphael	Khuzema A. Savai	Anne Baldwin	Josefine Liftig	Malte Niebelschuetz	Michael Gaeta
Brenda T Bradley	Tina Horowitz	Kimball Finigan	Brooke Brimm	Jeffery Gray	S Goldman
Caitlin Hentish	David Knight	Christine Serrano	Marissa Murillo	Warren Evans	Carl Butler
Malinda Riquelme	Ginni Guiton	Theron Harmon	Felipe Andres Piedra	John Raffin	Utpal Doshi
Deborah Blum	Zachary Ratliff	Patrick Monroe	Tee Williams	Nicole R Spracale	David Rich
Tiffany Brave	Satoshi Kawashima	Yuichiro KUZURYU	Irvin Kuan	Sixto Dejesus	Brian Haberly
Toni Be	Ruben Hillar	Tyler Andrew Chung	Reina Hosier	Alex Hohensee	Marie Ducote
Arnaud Patry	Anh Tran	Britnie Stuward	Heather Chong	A H	James Connolly
Antonello Loddo	Kaveh Kamooneh	Audun Beck	Kyle Charpie	Thorsten Deutrich	Jennifer Stiger
John Walber	Mustafa Kathawala	Elianne Oei	Audrey Heesch	Bill Boynes	Andrea Ilag
Robi Meyer	Michael Gaeta	Brenda T Bradley	Carl Butler	Malinda Riquelme	Ginni Guiton
Theron Harmon	Deborah Blum	Satoshi Kawashima	Yuichiro KUZURYU	Irvin Kuan	Brian Haberly
Toni Be	Marie Ducote	Anh Tran	John Walber	Mustafa Kathawala	Elianne Oei
Andrea Ilag	Michael Gaeta	Andrea Ilag	Andrea Ilag	Andrea Ilag	Mustafa Kathawala
Theron Harmon	Theron Harmon	Theron Harmon	Theron Harmon	Theron Harmon	Deborah Blum
Deborah Blum	Deborah Blum	Deborah Blum	Deborah Blum	Carl Butler	Carl Butler
Carl Butler	Carl Butler	Carl Butler	Toni Be	Toni Be	Toni Be
Toni Be	Toni Be	Mustafa Kathawala	Marie Ducote	Marie Ducote	Marie Ducote
Marie Ducote	Marie Ducote	Elianne Oei	Elianne Oei	Elianne Oei	Elianne Oei
Elianne Oei	Wes Grasty	Wes Grasty	Wes Grasty	Wes Grasty	Wes Grasty
John Walber	John Walber	John Walber	John Walber	John Walber	Malinda Riquelme
Malinda Riquelme	Malinda Riquelme	Malinda Riquelme	Malinda Riquelme	Malinda Riquelme	Brenda T Bradley
Brenda T Bradley	Brenda T Bradley	Satoshi Kawashima	Satoshi Kawashima	Satoshi Kawashima	Satoshi Kawashima
Satoshi Kawashima	Michael Gaeta	Ginni Guiton	Ginni Guiton	Ginni Guiton	Ginni Guiton
Ginni Guiton	Andrea Ilag	Andrea Ilag	Andrea Ilag	Michael Gaeta	Michael Gaeta
Anh Tran	Anh Tran	Yuichiro KUZURYU	Yuichiro KUZURYU	Yuichiro KUZURYU	Reina Hosier
Eric Costello	JD Sullivan	Ryan Eustice	James Connolly	Jennifer Stiger	Sebastian H. Schneider
Jessie Stolk	Antonello Loddo	Hillard Harrison	Todor Tuparov	Thomas D. Zweifel	Raquel H.B.
Daniel J. Sude	Alex Gedala	Tuukka Nuotiomaa	Rok Pavlovič	Bernardo Vila	László Vígi
Csanád Krisztina Ahuva	Ramon Schneider	Carlo Andrea Marcellino	L G	John Michael Slocum	Tengs Chan
Tim Bodenham	Horváth Tamás	Oskar Sjödin	Charlie Dryden	Patrick Monroe	Peter Lebedev
Jo Kurino-Dews	Can Gencel	Andrey Mihov	Bradley Humble	Paul Dinkins	Heidi Milano
Rob Dubois	Scott Reid	Wayne Brett	Kitan García	Connor Wyckoff	Matthew J Vinez
Ali Abdulla Rashed Aldha...	Armando Pereira	Matyáš Sládek	Katharina Loden	Alex Selles Llorens	Alex Bondoc
Alex Zverev	Sola Osinoiki	Jim Labisko	Shawn Shevalier	Shawn Shevalier	Daniel Cotter
Daniel Cotter	Botond Fekete	Botond Fekete	Deson Jackson	Thomas Krüse	Brian Guzzetti
Sjoerd Van Der Snoek	Steve D	Steve D	Aaron Evans	Martin Boďa	Malaly Pikar
Adam Field	Joseph Lalley	Sanjeev Kumar GOSWAMI	Anthony Gale	Lauren Magnee	Michael Epperly
Anthony Gale	Joseph Lalley	Sanjeev Kumar GOSWAMI	Lauren Magnee	Michael Epperly	Lauren Magnee
Lauren Magnee	Lauren Magnee	Lauren Magnee	Lauren Magnee	Michael Epperly	Michael Epperly
Michael Epperly	Garrett Barnes	Jonathan Rosenthal	Adam Gomes	Steve Bentler	Anthony Bowers
Brenda Sohn	Derek Monthei	Chris Arundel	Michael R Myers	Jo Suomala	Deborah Roper
Deborah Landof	Derron Dudley	Stephen Westfold	Olamiju Olagbegi	Kimberly Zimmerman	Donald Patrick Voboril
Tammy Newton	Stuart Purgavie	Vivekanandhan Vijayacha...	Alex Sherwood	Crea Land	Gloria S
Dana Swanson	Theresa Tran	Lance Ferguson	Juan Jose Madrigal	Adrien Bouessay	Pascal Huber
Annelynn Pyck	Noah E Skartvedt	Richie Brian	Yael Alfasi	Christian Wessel	Pasi Toppi
Lindsay Brennan	Lori Smith	John McGuinness	Brian Drumm	Kevin DaviS	Simon Ip
Niklas Moe	Curtis James Longtime Sl...	Daniel Tom	Marie A Chrysander	Karl Go-Reynoso	Andrew J Koutsoftas
Michael Muller	Cindy Beggs	Dylan Fanico	Winston Worrell	Kristin Bass-Petersen	Bryan Edgington
Horst Mundt	Jack Edward Chambers	Regina R Taylor	Tracy Popey	Satish Kandarpa	Dana Marie Sutton
Anand Varahala	Brian Drummond	Matthew Welch	Fabien Hillingshauser	Cory Weaver	Mary A. Dashiell
Paul Efron	Jonas Hettrich	Yusuf Ahmad	Mark McKeon	Chong Yoke Tay	Ravi Bhat
Geogy Philip	Craig Townsend	Zachary Holden	Samuel Herzog	Damiano Cassese	Norbert Schöbel
Jerome White	Kerstin Bartoschek	Fabian Graf	Kiana Sua	Brian Smolens	Caballero Maxime
Vincent Gerbet	Jay Pennock	Istvan Solt	Andrew TAAFE	Nicola Neumann	Sue Schwarz
Simon Piro	Du Nguyen	Peter Stevens	Alexander Jung	Peter Reynolds	Nils Hjelte
Albert Serra Vega	Andrew Brookes	Kevin Bates	Andrew Mandelbaum	Marc Miller	Kristopher Baxter
Amanda Foy	Michael Behrendt	Aaron Bendix-Balgley	Yann Fontaine	Lars Rieger	Anthony ADOLFO
Bobbie Ferrari	Elias Roethlisberger	Christoph Hohlbein	Kathrine Austin	Jan L Henry	Zahed Hossain
W Kim Colich	Mike Jansen	Scott ITTERSAGEN	Andrew Marshall	Laura McFarland-Taylor	Frank Peart
Jason NIELSEN	Ron Good	Shayne Watson	Kelan Wilks	Brant Portner	Hasan Abuelreich
Cameron Miskho	Xavier Pereira	Erik Schneider	Will Craig	Raimundo Saona	Lina Buffington
Sarah Stephens	Tosh DellaPenna	Angelika Wackerl	Norbert Wall	Sandro Dornis	Laurent PETROQUE
Andreas Gass	Thomas Mahling	Jill Cervenka	Tenille Collard	Galen Peiser	Rasmus Skov Moos
Jim Tikalsky	Amanda Vallis	Patricia Hernandez	Sondra Y Hill	Jojo Hulett	Lauren C Daniels
Douglas Craig	Matthew Nyce	Shanhuan Manton	Chinedu Akwukwaegbu	Lynn Gantner	Joe Bourguignon
Ramesh Dedhia	Akinola Emmanuel	Jenniffer Horan	Justin McCraw	Richard K. Simonds	Geoff Mulligan
Marie LaVictoire	Aaron Braund	Fabio Friscia	Howard Simms	Yussuf Hassan Latiff	Ronnie Kimball
Ryan Sharp	Ayanna Weekes	Larry Brazil	Serena Chu	Ken Kunkel	Flavio Lanteri
Robin Hailey	Jeffrey E Simon	Adam Langley	Dennis Nack	Vilius Zaikauskas	Richard E. Ochoa
Jeremy Peter GREINER	Martin Lobert	John R. Badeen	Jennifer Laliberte	Istvan Solt	Radu David
Simon Piro	James Elwen	Diego Groiso	Scott W. Redd	Niklas Moe	Mike CUNNINGHAM
Jomar Mariscal Salvador	Donald Patrick Voboril	Pearl McGuire	Mark Lamb	Kate Kaso-Howard	Estelle Beauge
Judith VICTOR	David Polcaro	Marie A Chrysander	Ramesh R Ammana	Harpreet Bassan	Karen Statham
Jerry Crowley	Wava T Johnson	Jill Shaffer	Andrew Creighton	Charles Hardesty	Jennifer Walker

Erol Odabasi	Karen Holl	Bryan Edgington	Jerry Crowley	Wava T Johnson	Jill Shaffer
Andrew Creighton	Charles Hardesty	Jennifer Walker	Erol Odabasi	Karen Holl	Bryan Edgington
Laura McFarland-Taylor	Kelan Wilks	Scott ITTERSAGEN	Geoff Mulligan	Larry Brazil	Amanda Vallis
Tosh DellaPenna	Joe Bourguignon	Ryan Sharp	Michael R Myers	Liz Torres	Raphael La Rose
Matthew Nyce	Shanhuan Manton	Lauren C Daniels	Chris James	Nicole Vasquez	Rakesh B SASVIHALLI
Karen Statham	Jim Tikalsky	Lynn Gantner	Jojo Hulett	Diego Groiso	Brian Cooper
Jenniffer Horan	Pearl McGuire	Mariann Sullivan	Victoria Crompton	Sondra Y Hill	Gregory Gurske
Sarah Stephens	Will Craig	Jomar Mariscal Salvador	Jason NIELSEN	Rebecca Herron	Roger Podewell
Darrel Wilson	Gary Herdman	Harpreet Bassan	Mike CUNNINGHAM	Jennifer Laliberte	Flavio Lanteri
Frank Peart	Serena Chu	Mario M Teel Jr.	Kate Kaso-Howard	Fabio Friscia	Nicola Neumann
John R. Badeen	Brett Beuch	Jill Cervenka	Yussuf Hassan Latiff	Marc Miller	Tenille Collard
Patricia Hernandez	L A	Diana B Friedman	Marie A Chrysander	Estelle Beauge	Angelika Wackerl
Thomas Mahling	Richard K. Simonds	Sandro Dornis	Lina Buffington	Jae Kwon	Martin Lobert
Amol Cherukara	David Polcaro	Ron Good	Scott W. Redd	Hasan Abuelreich	Dennis Nack
Simon Emsley	Jeremy Peter GREINER	Shayne Watson	Akinola Emmanuel	Galen Peiser	Kevin Bates
Aaron Braund	Brant Portner	Ramesh Dedhia	Ayanna Weekes	Chinedu Akwukwaegbu	Ronnie Kimball
Phil Montalbano	Maria Matias	Ron Sentz	Judith VICTOR	Robin Hailey	Xavier Pereira
Andreas Gass	James Elwen	Simon Piro	Justin McCraw	Mark Lamb	Norbert Wall
Fearghal Mc Govern	Demetris Papaiacovou	Thomas Aschan	Lars Rieger	Andrew Mandelbaum	Kristopher Baxter
Cameron Miskho	Marie LaVictoire	Ramesh R Ammana	Douglas Craig	Omar Buitron	Rasmus Skov Moos
Istvan Solt	Vilius Zaikauskas	Richard E. Ochoa	Jeffrey E Simon	Laurent PETROQUE	Adam Langley
Ken Kunkel	Raimundo Saona	Donald Patrick Voboril	Niklas Moe	Erik Schneider	Howard Simms
Radu David	John Sucher	Aaron Bendix-Balgley	Liz Torres	Raphael La Rose	Chris James
Nicole Vasquez	Rakesh B SASVIHALLI	Brian Cooper	Pearl McGuire	Mariann Sullivan	Victoria Crompton
Gregory Gurske	Jomar Mariscal Salvador	Rebecca Herron	Roger Podewell	Darrel Wilson	Gary Herdman
Mario M Teel Jr.	Kate Kaso-Howard	Brett Beuch	L A	Diana B Friedman	Estelle Beauge
Jae Kwon	Amol Cherukara	Simon Emsley	Phil Montalbano	Maria Matias	Ron Sentz
Mark Lamb	Fearghal Mc Govern	Demetris Papaiacovou	Thomas Aschan	Ramesh R Ammana	Omar Buitron
Donald Patrick Voboril	John Sucher	Wava T Johnson	Karen Holl	Bryan Edgington	Jill Shaffer
Andrew Creighton	Erol Odabasi	Charles Hardesty	Jennifer Walker	Jerry Crowley	Phil Montalbano
Raphael La Rose	L A	Liz Torres	Ramesh R Ammana	Karen Holl	Erol Odabasi
Wava T Johnson	Bryan Edgington	Jill Shaffer	Andrew Creighton	Erol Odabasi	Erol Odabasi
Wava T Johnson	Wava T Johnson	Karen Holl	Karen Holl	Bryan Edgington	Bryan Edgington
Brian Cooper	Brian Cooper	Brian Cooper	Brian Cooper	Brian Cooper	Jill Shaffer
Jill Shaffer	John Sucher	John Sucher	John Sucher	John Sucher	John Sucher
Nicole Vasquez	Nicole Vasquez	Nicole Vasquez	Nicole Vasquez	Nicole Vasquez	Chris James
Chris James	Chris James	Chris James	Mariann Sullivan	Mariann Sullivan	Mariann Sullivan
Mariann Sullivan	Mariann Sullivan	Andrew Creighton	Andrew Creighton	Victoria Crompton	Victoria Crompton
Victoria Crompton	Victoria Crompton	Victoria Crompton	Fearghal Mc Govern	Fearghal Mc Govern	Fearghal Mc Govern
Fearghal Mc Govern	Gregory Gurske	Gregory Gurske	Gregory Gurske	Gregory Gurske	Gregory Gurske
Diana B Friedman	Diana B Friedman	Diana B Friedman	Diana B Friedman	Diana B Friedman	Charles Hardesty
Jennifer Walker	Jerry Crowley	Demetris Papaiacovou	Demetris Papaiacovou	Demetris Papaiacovou	Demetris Papaiacovou
Demetris Papaiacovou	Jae Kwon	Jae Kwon	Jae Kwon	Jae Kwon	Jae Kwon
Thomas Aschan	Thomas Aschan	Thomas Aschan	Thomas Aschan	Thomas Aschan	Charles Hardesty
Charles Hardesty	Rebecca Herron	Rebecca Herron	Rebecca Herron	Rebecca Herron	Rebecca Herron
Rebecca Herron	Roger Podewell	Roger Podewell	Roger Podewell	Roger Podewell	Roger Podewell
Jennifer Walker	Jennifer Walker	Jomar Mariscal Salvador	Jomar Mariscal Salvador	Darrel Wilson	Darrel Wilson
Darrel Wilson	Darrel Wilson	Darrel Wilson	Jerry Crowley	Jerry Crowley	Simon Emsley
Simon Emsley	Simon Emsley	Simon Emsley	Simon Emsley	Brett Beuch	Brett Beuch
Brett Beuch	Brett Beuch	Brett Beuch	Rakesh B SASVIHALLI	Rakesh B SASVIHALLI	Rakesh B SASVIHALLI
Rakesh B SASVIHALLI	Rakesh B SASVIHALLI	Maria Matias	Maria Matias	Maria Matias	Ron Sentz
Ron Sentz	Ron Sentz	Ron Sentz	Ron Sentz	Phil Montalbano	Raphael La Rose
L A	Liz Torres	Amol Cherukara	Amol Cherukara	Amol Cherukara	Amol Cherukara
Phil Montalbano	Phil Montalbano	Raphael La Rose	Raphael La Rose	Mario M Teel Jr.	Mario M Teel Jr.
Mario M Teel Jr.	Mario M Teel Jr.	Mario M Teel Jr.	Mario M Teel Jr.	Mario M Teel Jr.	Mario M Teel Jr.
L A	L A	Liz Torres	Liz Torres	Gary Herdman	Gary Herdman
Gary Herdman	Gary Herdman	Gary Herdman	Omar Buitron	Omar Buitron	Omar Buitron
Omar Buitron	Omar Buitron	Alexander Oberlender	Alex Sherwood	Mike Knipscheer	Karen Statham
Noah E Skartvedt	Gloria S	Jennifer Laliberte	Deborah Landof	Kean Steinkellner	Kean Steinkellner
Mike CUNNINGHAM	Andrew TAAFE	Norbert Wall	Benedikt Hosp	Jaime Rannow	Brian Drummond
Joshua Carson	Rebecca Herron	Kim West	Sebastian Stützenberger	Bethany Jones	Masaya SHIKAMA
Fabian Bottler	Ricardo De Zoete	Mr Paul Biancheri	Adam Kirsch	Colin DESCOURTIS	Chaile STEINBERG
Victor Luchangco	Carlos Melo	Huub Kop	Jerry Crowley	Manuel Keller	Annette Cytryn-Smith
Nicolai Fanin	Matt Hatley	Ryan McElroy	Sabrina Smith	Jonathan Weinberg	Timothy Skane
Gabriel Berset	Julia Moreau	Deidre Reed	Joanna Matthews	Jennifer Grzankowski	Robert Bluschke
Kent Meyer	Covell Fitzgerald	Penelope Frank	Matthew Welch	Robert Barker	Annie Wu
Nalani Cates	Stuart Purgavie	Matthieu Eyraud	Jean Jacques Larrea	Jean Monfort	David Ivo Horvath
Katherine LaBossiere	Collette Okubo	Jerome White	Lina Buffington	Cory Weaver	Laurent PETROQUE
Laurent PETROQUE	Peter Baiguerra	Vinzenz Rosenkranz	Colin Sloman	Luke Langford	Craig Jacob Snow
Arthur Verkerke	R S	Tim Rasure	Jaime Gutierrez De Lucas	Owen Griffiths	Pedro Mangold Moro
Omar Aziz	Luka Kreitmayer	David Meer	Christian Wessel	Victor Krstec	Victor Krstec
Katherine Hill Ritchie	Dave Sand	Dave Sand	Daniel Tom	Colleen Ryan	Gena Simmons
Jessica Montford	Damiano Cassese	Damiano Cassese	Chris Dean	Amanda Foy	Richard Brown
Richard Brown	Kurt Stoskopf	Geogy Philip	Bobbie Ferrari	Glen Shibutani	Roger Warich
Horst Mundt	Xavier Pereira	Karen Holl	Fabian Graf	Fabian Graf	Bryan Edgington
Lukas Egloff	Lukas Egloff	Laurel Nikol Jackson	Howard Simms	Fabian Urfer	Fabian Urfer
Radu David	Joshua ECTON	David Leon	Samuel J Cordero	Federico Prato	Federico Prato

Erol Odabasi

Thank You!
From the PANGEA Team



Marcos Bulacio

CEO and Co-Founder



William DiRicco

COO and Co-Founder



Sharon Smith

Sustainability Advisor

20 years of experience in corporate sustainability. ESG & NGOs consultant. Yale University (Masters in Environmental Management)



Tudor Tanase

E-commerce Advisor

Founder of 7 amazon brands that sell $10M+ USD per year, with 3 successful exits.





Harry Schiff

Strategy Advisor & Shareholder

MBA from INSEAD, and McKinsey consultant. Former entrepreneur and a VC that invested in over 20 startups.



Ahad Arif

Advisor

Founder of Miracle, a $30M USD per year online brand and 4 other successful e-commerce brands.



Details

The Board of Directors

None.

Officers

OFFICER	TITLE	JOINED
William Diricco	COO	2019
Marcos Bulacio	CEO	2019

Voting Power ❓

HOLDER	SECURITIES HELD	VOTING POWER
PANGEA MOVEMENT PTE LTD (47% owned by Marcos Bulacio)	0 N/A	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2021	$53,754		Other
06/2022	$161,500	Safe	Regulation D, Rule 506(c)
08/2022	$290,908		4(a)(6)
12/2022	$19,766		Other
03/2023	$25,000		Other

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
PANGEA MOVEMENT PTE LTD ❓	12/31/2021	$53,754	$53,755 ❓	0.0%		Yes
Ekaterina Bualacio ❓	12/01/2022	$19,766	$0 ❓	10.0%	03/01/2023	
Jorge Bulacio ❓	03/14/2023	$25,000	$25,000 ❓	0.0%	06/15/2023	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION		
Warrants:	0		
Options:	0		

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Jatin Detwani is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

We might fail at launching new successful products on Shopify that convert at a profitable customer acquisition rate. If that happens, we would rely solely on future rounds of funding in order to cover our expenses.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company.

We might not succeed at receiving a future equity financing round. In addition, we may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We had a claim from a law firm in Germany representing a photographer for copyright infringement for reposting one of his photos on our Instagram feed. We took down the post but they threatened us that if we didn't pay 1,500 euros, they would proceed with legal actions.

We might fail in building the right marketing team and scaling the Shopify store to the projected sales.

We manufacture and ship our products from China, therefore if there is an incremented price in shipping this would reduce our margins considerably and push us to find other suppliers/manufacturers in a country closer to our customers.

We may not succeed in repeating our product development process successfully in the future as we have in the past and fail to create new successful Kickstarter campaigns.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[❓];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- Industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

PANGEA Movement USA LLC

- Delaware Limited Liability Company
- Organized September 2021
- 2 employees

611 South DuPont Highway Suite 102
Dover DE 19901

http://www.pangeamovement.com

Business Description

Refer to the PANGEA profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

PANGEA has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late annual report filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.